UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                                 ACMAT Corporation
     ---------------------------------------------------------------------
                                   (Name of Issuer)
                               Class A Stock, no par value
         ------------------------------------------------------------
                           (Title of Class of Securities)
                                    004616 20 7
                    ----------------------------------------------
                                   (CUSIP Number)

                   William H. Cuddy, Esq. (203) 275-0100
      Day, Berry & Howard - CityPlace I, Hartford, Connecticut 06103-3499
     ---------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  March 16, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement/ /.
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Continued on the following pages.
  Page 1 of 4 Pages

                                    SCHEDULE 13D

  CUSIP NO. ___004616 20 7 ___                  Page __2___ of __4__ Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rhoda L. Chase
     ###-##-####
     _________________________________________________________________

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/ /
     N/A                                                       (b)/ /
     _________________________________________________________________

  3  SEC USE ONLY
     _________________________________________________________________

  4  SOURCE OF FUNDS*
     N/A _____________________________________________________________

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              / /
     __________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
     __________________________________________________________________
            7    SOLE VOTING POWER
  NUMBER OF      _____ 145,000 shares__________________________________
    SHARES  8    SHARED VOTING POWER
  BENEFICIALLY   _____ -0- shares______________________________________
   OWNED BY
     EACH   9    SOLE DISPOSITIVE POWER
   REPORTING     _____ 145,000 shares__________________________________
    PERSON
     WITH   10   SHARED DISPOSITIVE POWER
                 _____ -0- shares______________________________________

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,000 shares of Class A Stock____________________________________

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                    / /
     ____________________________________________________________________

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     4.5%
     ___________________________________________________________________
  14 TYPE OF REPORTING PERSON*
     IN
    ____________________________________________________________________

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. ___004616 20 7 ___                  Page __3___ of __4__ Pages

                             Amendment No. 2 to
                          Statement on Schedule 13D

         Rhoda L. Chase (the "reporting person") hereby amends in part and supplements her Statement on Schedule 13D dated February 6, 1995, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") dated February 6, 1995, with respect to the Class A Stock, no par value (the "Class A Stock"), of ACMAT Corporation
("ACMAT"), a Connecticut corporation whose principal executive offices are located at 233 Main Street, New Britain, Connecticut 06050-2350.
The reporting person is filing this Amendment No. 2 (i) to report a disposition of 2,000 shares that the reporting person inadvertently omitted from Item 5(c) of Amendment No. 1 and (ii) because the reporting person ceased to be the beneficial owner of more than five percent of the Class A Stock of ACMAT as a result of her disposition of 85,000 shares of ACMAT Class A Stock, as detailed below in Item 5(c).

     Item 5.  Interest in Securities of the Issuer.

     a. As of the date hereof, the reporting person owns of record and beneficially 145,000 shares of Class A Stock, or 4.5% of the 3,239,567 shares of Class A Stock outstanding as of February 6, 1995.

     b. The reporting person has sole power to vote, direct the voting of, dispose of, or direct the disposition of, the 145,000 shares of Class A Stock owned by her.

     c. Besides the following transactions, no transactions occurred during the past sixty days:

                                         Price    Number   Where and How
                  Character of           Per        of    Transaction Was
    Date          Transaction            Share    Shares     Effected
  12/20/94        Disposition by the      $9.50    2,000   Open Market
                  reporting person

  03/16/95        Disposition by the     $10.00   50,000   Open Market
                  reporting person

  03/27/95        Disposition by the        *     10,000   Charitable Gift
                  reporting person

  04/07/95                               $11.50   25,000   Open Market

  ____________________

* The Class A Stock donated by the reporting person was valued at a price of $11 1/8 per share.

     d.   Not applicable.

     e. The reporting person ceased to be the beneficial owner of more than 5% of the Class A Stock of ACMAT on April 7, 1995.

  CUSIP NO. ___004616 20 7 ___                  Page __4___ of __4__ Pages

                                  SIGNATURE

       After reasonable inquiry and to the best of her knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:  April 24, 1995

                                 By:  /s/ Rhoda L. Chase
                                   __________________________________
                                      Name: Rhoda L. Chase